

April 29, 2011

Via E-mail
Mr. Najeeb Ghauri
Chief Executive Officer
Netsol Technologies, Inc.
23901 Calabasas Road
Suite 2072
Calabasas, CA 91302

>   **Re: Netsol Technologies, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2010**
>   **Filed on September 10, 2010**
>   **Form 10-K/A for the Fiscal Year Ended June 30, 2010**
>   **Filed on September 14, 2010, January 31, 2011 and March 10, 2011**
>   **File No. 000-22773**

Dear Mr. Ghauri:

We have reviewed your letter dated March 10, 2011 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 25, 2011.

Form 10-K/A for the Fiscal Year Ended June 30, 2010

General

1.   You state in response to prior comment 1 of our letter dated January 13, 2011, that you have not had, do not presently have, and do not intend to have direct or

indirect "prohibited" contacts and/or business dealings with Iran, Syria, Sudan, or Cuba. Please tell us whether you have had, currently have, or anticipate having licensed or other permitted direct or indirect contacts with any of those countries.

Item 8(A)(T) Controls and Procedures, page 42

2.   We do not believe that your response to prior comment 4 demonstrates that the individuals who are responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal controls over financial reporting have adequate experience with U.S. GAAP. Please consider whether a material weakness exists with regard to your ability to prepare financial statements in accordance with U.S. GAAP. To the extent you conclude that a material weakness exists, please reassess your conclusions regarding the effectiveness of internal controls over financial reporting and disclosure controls and procedures and revise accordingly.

Item 9. Directors, Executive Officers and Corporate Governance

Code of Ethics, page 45

3.   We note your response to prior comment 6. In future filings on Form 10-K: (i) include your code of ethics as an exhibit, (ii) disclose the address of your web site and the fact that you have posted such code of ethics on your web site, or (iii) include language stating that you will provide to any person without charge, upon request, a copy of such code of ethics and explain the manner in which such request may be made. See Item 406(c) of Regulation S-K. Please confirm your understanding in your response letter.

Audit Committee Financial Expert, page 45

4.   We note your response to prior comment 7. Please provide us with a more detailed explanation of how your audit committee expert satisfies each of the attributes in Item 407(D)(5)(ii) of Regulation S-K as well as describe in greater detail, how your audit committee expert acquired such attributes as addressed in Item 407(D)(5)(iii) of Regulation S-K. Also, as previously requested, please specifically address how this person has an understanding of U.S. GAAP and financial statements prepared in accordance with U.S. GAAP.

Item 10. Executive Compensation

Annual Bonus, page 47

5.   We note your response to prior comment 8. In future filings, to the extent that you award any performance-based cash bonuses, please ensure that you provide a

detailed explanation linking the factors considered by your compensation committee to the amount of cash bonuses actually awarded to each named executive officer. See Item 402(m)(1) of Regulation S-K. Please confirm your understanding in your response letter.

Consolidated Financial Statements

Consolidated Statement of Operations and Comprehensive Loss, page F-4

6.   The revisions you made in response to prior comment 13 still do not appear to comply with ASC 810-10-55-4(J). In this regard, we note the line items labeled "net income (loss) before non-controlling interest in subsidiary and income taxes" and "net income (loss) after tax but before non-controlling interest in subsidiary." Although your description indicates that these amounts are "before" non-controlling interests, we note that these amounts appear to include the non-controlling interests. Please revise in future filings.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. Please contact me with any other questions at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief